Exhibit 99.1
Update on Agria Partial Takeover Offer for PGG Wrightson Limited
Beijing, China — April 15, 2011 — On December 23, 2010, Agria Corporation (Agria) together with China-based New Hope Group (New Hope) announced a partial takeover offer for PGG Wrightson Limited (PGW). A formal takeover offer was made on January 24, 2011 by Agria (Singapore) Pte Ltd (Agria Singapore), to be jointly owned, directly or indirectly, by Agria and New Hope.
Agria Singapore’s shareholding in PGW prior to the partial takeover offer was 19.01%. As of 14 April 2011 Agria Singapore received conditional acceptances under the partial takeover offer amounting to 31.51% of the total shares in PGW. Taken together, the total percentage held by Agria Singapore in this class is 50.52%. Agria Singapore’s partial takeover offer is for 50.01%.
Separately, on 14 April 2011 Agria Singapore, Agria Group Limited, Agria Asia and New Hope International (Hong Kong) Limited (New Hope International) entered into a new subscription agreement (New Hope Subscription Agreement) related to the partial takeover offer.
New Hope International is a subsidiary indirectly wholly owned by New Hope.
About Agria Corporation
Agria Corporation (NYSE: GRO) is a China-based company with investments in the agricultural sector. For more information about Agria Corporation, please visit www.agriacorp.com.

Contacts:

In China:	In the U.S.:
John Layburn	David Pasquale
Chief Strategy and Compliance Officer	Senior Vice President
China Tel: 86-10-8438 1031	U.S. Tel: +914-337-1117
john.layburn@agriacorp.com	david.pasquale@agriacorp.com
Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.